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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              SCHEDULE 13E-3/A
                             (AMENDMENT NO. 1)

                      RULE 13E-3 TRANSACTION STATEMENT
                     (PURSUANT TO SECTION 13(e) OF THE
                      SECURITIES EXCHANGE ACT OF 1934)

                           SCOR U.S. Corporation
                            (Name of the Issuer)

                           SCOR U.S. Corporation
                        SCOR Merger Sub Corporation
                                 SCOR S.A.
                    (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.30 PER SHARE
                       (Title of Class of Securities)

                                78 4027 10 4
                   (CUSIP Number of Class of Securities)

                            John T. Andrews, Jr.
                               Vice President
                       General Counsel and Secretary
                           SCOR U.S. Corporation
                           Two World Trade Center
                       New York, New York 10048-0178
                               (212) 390-5200

        (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                  Copy to:
                            Allan M. Chapin Esq.
                            Sullivan & Cromwell
                              250 Park Avenue
                          New York, New York 10177
                               (212) 558-4000
                              November 9, 1995
                    (Date Tender Offer First Published,
                     Sent or Given to Security Holders)

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      This Amendment No. 1 amends and supplements the Rule 13E-3
Transaction Statement on Schedule 13E-3, dated November 9, 1995 (the "Schedule 13E-3"), filed by SCOR Merger Sub Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of SCOR S.A., a societe anonyme organized under the laws of The French Republic ("Parent"), and by Parent, pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by the Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.30 per share (the "Shares"), of SCOR U.S. Corporation, a Delaware corporation (the "Company"), not already directly or indirectly owned by Parent at a price of $15.25 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 1995 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal", together with the Offer to Purchase, the "Offer"). This amendment is being filed by the Company, the Purchaser and Parent. Capitalized terms used and not defined herein shall have the meanings set forth in the Tender Offer Statement on Schedule 14D-1 under the Exchange Act (the "Schedule 14D-1") filed by the Purchaser and Parent with the Securities and Exchange Commission on November 9, 1995 and the Offer to Purchase filed as Exhibit (a)(1) thereto. By this amendment the Schedule 13E-3 is hereby amended in the respects set forth below.

Item 2.     Identity and Background.

      Item 2 is hereby supplemented and amended by adding the following information thereto:

      This Statement is also being filed by the Company.

Item 16.    Additional Information.

      Item 16 is hereby supplemented and amended by adding the following information thereto:

            The language contained in the penultimate paragraph of the "INTRODUCTION" to the Offer to Purchase is hereby modified to read in its entirety as follows:

            By accepting the Offer through the tender of Shares and upon receipt of payment for Shares, a tendering stockholder may be, and the Company and the Parent intend to assert that a tendering stockholder is, barred from thereafter attacking in any legal proceeding the fairness of the consideration received by such stockholder in the Offer. Parent and the Company will not assert the release contained in the Letter of Transmittal against a tendering stockholder but will assert any defenses or estoppels that may arise out of a tender by operation of law. Accordingly, a tendering stockholder shall not be deemed to have waived or released any claims arising under the United States federal securities laws or the rules and regulations of the Commission promulgated thereunder or any other rights or claims, except to the extent waived or released by operation of applicable law. Stockholders who have questions concerning this matter are urged to consult their own legal counsel.

Item 17.    Material to be Filed as Exhibits.

      Item 17(b)(3), Opinion of Dillon Read & Co. Inc., dated November 2, 1995, is hereby amended to read in its entirety as set forth in Exhibit
(b)(3) hereto.

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                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement are true, complete and correct.

Dated:  December 6, 1995


                        SCOR S.A.


                        By:  /s/ Serge Osouf
                        Name: Serge Osouf
                        Title: General Manager



                        SCOR Merger Sub Corporation


                        By:  /s/ Serge Osouf
                        Name: Serge Osouf
                        Title: Vice President



                        SCOR U.S. Corporation


                        By:  /s/ John T. Andrews, Jr.
                        Name: John T. Andrews, Jr.
                        Title: Senior Vice President General Counsel &
                               Corporate Secretary